Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

11 October 2013

ASX ANNOUNCEMENT

Mission Completes Sale of Biodiesel Refinery

Mission NewEnergy Limited (ASX:MBT) today announces that its wholly owned subsidiary Mission Biotechnologies Sdn Bhd (MBTSB) has completed the sale of its 100,000 tpa biodiesel refinery to Felda Global Ventures Downstream Sdn Bhd for US$11.5 million as announced on 17 April 2013.

MBTSB will utilize the entire proceeds from the sale to reduce loans from the holding company which in turn will be used by the holding company to reduce borrowings at the group level leaving a small amount to fund the group’s general working capital.

With the sale, MBTSB will cease to have any operations and become a dormant company.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6270 6339

Email: james@missionnewenergy.com